UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Brera Regains Compliance with Nasdaq Minimum Bid Price Requirement.

As previously reported in the report on Form 6-K furnished by Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), with the Securities and Exchange Commission on December 8, 2023, on December 4, 2023, the Company received a written notification (the “Deficiency Notice”) from the staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the Company’s Class B Ordinary Shares, $0.005 nominal value per share (the “Class B Ordinary Shares”), failed to maintain a closing bid price of $1.00 or more for 30 consecutive business days from October 20, 2023 to December 1, 2023. The Deficiency Notice stated that if the closing bid price of the Class B Ordinary Shares was at least $1.00 or more for a minimum of ten consecutive business days within 180 calendar days of the date of the Deficiency Notice, the Staff would provide the Company written confirmation of compliance and this matter would be closed.

On February 13, 2024, the Company received a written notification (the “Compliance Notice”) from the Staff notifying the Company that it had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for the continued listing of the Class B Ordinary Shares on the Nasdaq Capital Market tier of Nasdaq. The Compliance Notice stated that the Staff determined that for the last 20 consecutive business days, from January 16, 2024 to February 12, 2024, the closing bid price of the Class B Ordinary Shares had been at $1.00 per share or greater. The Compliance Notice stated that, accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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